ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-261476
Dated May 25, 2023
Contingent Income Auto-Callable Securities with 6-Month Initial Non-Call Period due on or about June 4, 2025
All Payments on the Securities Based on the Worst Performing of the Shares of the Consumer Staples Select Sector SPDR® Fund, the Shares of the Utilities Select Sector SPDR® Fund and the Shares of the Health Care Select Sector SPDR® Fund
Principal at Risk Securities
This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, the underlier supplement, the prospectus supplement and the prospectus, as well as the “Risk Considerations” section below, before making an investment decision.
The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of any underlying shares and must be willing to accept the risk of not receiving any contingent quarterly coupons over the term of the securities. The securities are senior unsecured debt securities issued by The Bank of Nova Scotia (“BNS”), and all payments on the securities are subject to the credit risk of BNS. As used in this document, “we,” “us,” or “our” refers to BNS.

SUMMARY TERMS
Issuer:	The Bank of Nova Scotia
Issue:	Senior Note Program, Series A
Underlying shares:	Consumer Staples Select Sector SPDR® Fund (Bloomberg Ticker: “XLP”) Utilities Select Sector SPDR® Fund (Bloomberg Ticker: “XLU”) Health Care Select Sector SPDR® Fund (Bloomberg Ticker: “XLV”)
Stated principal amount:	$1,000.00 per security
Minimum Investment:	$1,000 (1 security)
Pricing date:	May 30, 2023
Original issue date:	June 2, 2023 (3 business days after the pricing date; see preliminary pricing supplement).
Final determination date:	May 30, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	June 4, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:
If the closing prices of all of the underlying shares on any determination date (other than the first determination date and the final determination date) are greater than or equal to their respective call threshold prices, the securities will be automatically redeemed for an amount per security equal to the early redemption payment on the first contingent coupon payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
The securities will not be redeemed early on any contingent coupon payment date if the closing price of any of the underlying shares is below the respective initial share price for such underlying shares on the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the applicable determination date.
Contingent quarterly coupon:	■
If the closing prices of all of the underlying shares on any determination date are greater than or equal to their respective coupon threshold prices, we will pay a contingent quarterly coupon of $25.00 (equivalent to 10.00% per annum of the stated principal amount) per security on the related contingent coupon payment date.

■
If the closing price of any of the underlying shares on any determination date is less than its coupon threshold price, we will not pay a contingent quarterly coupon with respect to that determination date.

Determination dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events as described in the accompanying product supplement.

Contingent coupon payment dates:
Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events as described in the accompanying product supplement

Payment at maturity:	■
If the final share prices of all of the underlying shares are greater than or equal to their respective downside threshold prices:
(i) the stated principal amount plus (ii) the contingent quarterly coupon otherwise payable with respect to the final determination date

■
If the final share price of any of the underlying shares is less than its downside threshold price:
(i) the stated principal amount plus (ii) the stated principal amount times the underlying return of the worst performing underlying shares
If the final share price of any of the underlying shares is less than its downside threshold price, the payment at maturity will be less than 75% of the stated principal amount and could be as low as zero.

Underlying return:	With respect to each of the underlying shares, (final share price – initial share price) / initial share price
Worst performing underlying shares:	The underlying shares with the lowest underlying return
Call threshold price*:	With respect to each of the underlying shares, 100% of its initial share price The actual call threshold prices will be determined on the pricing date.
Coupon threshold price*:	With respect to each of the underlying shares, 75% of its initial share price. The actual coupon threshold prices will be determined on the pricing date.
Downside threshold price*:	With respect to each of the underlying shares, 75% of its initial share price. The actual downside threshold prices will be determined on the pricing date.
Initial share price*:	With respect to each of the underlying shares, the closing price of such underlying shares on the pricing date.
Final share price*:	With respect to each of the underlying shares, the closing price of such underlying shares on the final determination date.
CUSIP / ISIN:	06417YJR1 / US06417YJR18
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	$22.50 per stated principal amount
Estimated value on the pricing date:	Expected to be between $920.00 and $954.00 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement	http://www.sec.gov/Archives/edgar/data/9631/000114036123026578/brhc20053519_424b2.htm
*Each as determined by the calculation agent and as may be adjusted in the case of certain adjustment events as described in the accompanying product supplement.
HYPOTHETICAL PAYOUT
The below figures are based on a hypothetical downside threshold price of 75% of the hypothetical initial share price of the worst performing underlying shares and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Worst Performing Underlying Shares	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-25.00%	$1,000.00
-26.00%	$740.00
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, underlier supplement, prospectus supplement and prospectus for the securities under “Additional Information About BNS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.
The issuer has filed a registration statement (including a prospectus as supplemented by a prospectus supplement, underlier supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying prospectus supplement, underlier supplement and product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (212) 225-5678. Our Central Index Key, or CIK, on the SEC web site is 0000009631.
Risk Considerations
The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.
Risks Relating to Return Characteristics
▪	Risk of loss at maturity.
▪	Contingent repayment of stated principal amount only at maturity.
▪	You may not receive any contingent quarterly coupons.
▪
Greater expected volatility with respect to, and lower expected correlation of, the underlying shares generally reflects a higher contingent quarterly coupon and a higher expectation as of the pricing date that the closing price of any of the underlying shares could be less than its downside threshold price.

▪	The securities are subject to reinvestment risk in the event of an early redemption.
▪	The contingent quarterly coupon, if any, is based solely on the closing price of each of the underlying shares on only the related determination date.
▪
Your potential return on the securities is limited, you will not participate in any appreciation of the underlying shares and you will not realize a return beyond the returns represented by the contingent quarterly coupons received, if any, during the term of the securities.

▪	You are exposed to the market risk of each of the underlying shares.
▪
Because the securities are linked to the performance of more than one of the underlying shares, there is an increased probability that you will not receive a contingent quarterly coupon on any determination date and that you will lose a significant portion or all of your investment in the securities.

Risks Relating to Characteristics of the Underlying Shares
▪	The price of each of the underlying shares will be affected by various factors that interact in complex and unpredictable ways.
▪	There can be no assurance that the investment view implicit in the securities will be successful.
▪	There are risks associated with underlying shares that are ETFs.
▪	The securities are subject to risks associated with the consumer staples sector.
▪	The securities are subject to risks associated with the utilities sector.
▪	The securities are subject to risks associated with the health care sector.
▪	There is no affiliation among the underlying constituent stock issuers, the sponsors of the respective target indices or of the respective underlying shares, and us or SCUSA.
▪	BNS cannot control actions by any sponsor and no sponsor has any obligation to consider your interests.
▪	Changes affecting a target index could have an adverse effect on the market value of, and return on, the securities.
Risks Relating to Estimated Value and Liquidity
▪	BNS’ initial estimated value of the securities at the time of pricing (when the terms of your securities are set on the pricing date) will be lower than the issue price of the securities.
▪	Neither BNS’ nor SCUSA’s estimated value of the securities at any time is determined by reference to credit spreads or the borrowing rate BNS would pay for its conventional fixed-rate debt securities.
▪	BNS’ initial estimated value of the securities does not represent future values of the securities and may differ from others’ (including SCUSA’s) estimates
▪	The securities have limited liquidity.
▪
The price at which SCUSA would buy or sell your securities (if SCUSA makes a market, which it is not obligated to do) will be based on SCUSA’s estimated value of your securities. SCUSA’s estimated value of the securities is determined by reference to its pricing models and takes into account BNS’ internal funding rate.

▪	The price of the securities prior to maturity will depend on a number of factors and may be substantially less than the stated principal amount.
Risks Relating to General Credit Characteristics
▪	Payments on the securities are subject to the credit risk of BNS.
Risks Relating to Hedging Activities and Conflicts of Interest
▪
Hedging activities by BNS and SCUSA may negatively impact investors in the securities and cause our respective interests and those of our clients and counterparties to be contrary to those of investors in the securities.

▪	The calculation agent can make antidilution and other adjustments that may adversely affect the market value of, and any amounts payable on, the securities.
▪
We, SCUSA and our other affiliates regularly provide services to, or otherwise have business relationships with, a broad client base, which has included and may include us and the sponsor and/or the underlying constituent stock issuers and the market activities by us, SCUSA or our other affiliates for our or their own respective accounts or for our clients could negatively impact investors in the securities.

▪	Activities conducted by BNS and its affiliates may impact the market price of the underlying shares and the value of the securities.
▪	The calculation agent will have significant discretion with respect to the securities, which may be exercised in a manner that is adverse to your interests.
▪	BNS and its affiliates may publish research or make opinions or recommendations that are inconsistent with an investment in the securities.
Risks Relating to Canadian and U.S. Federal Income Taxation
▪
Uncertain tax treatment. Significant aspects of the tax treatment of the securities are uncertain. You should consult your tax advisor about your tax situation. See “Additional Information About the Securities — Tax Considerations” and “— Material Canadian Income Tax Consequences” in the preliminary pricing supplement.

Underlying Shares
For information about the underlying shares, including historical performance information, see “Information About the Underlying Shares” in the preliminary pricing supplement.

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